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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                 STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


________________________________________________________________________________
1.   Name and Address of Reporting Person*


     Cronin, Jr.                    Charles                R.
________________________________________________________________________________
   (Last)                           (First)             (Middle)

     1285 Dumaine Avenue
________________________________________________________________________________
                                    (Street)


     Oak Park                          CA                91377
________________________________________________________________________________
   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

Synergy 2000, Inc. (SYNY)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Year

November 2001
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)
             Executive Vice President
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [_]  Form filed by One Reporting Person
     [X]  Form filed by more than One Reporting Person
________________________________________________________________________________



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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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
Common Stock                         11/01/01        A(1)            187,500     A      $0.20    3,987,500      I      Cronin Family
                                                                                                                     Revocable Trust
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Common Stock                           (2)                                                         200,000     I      By 3 daughters
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


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).


                                                                          (Over)
                                                                  SEC 1474(3-99)

Table II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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

Options             $0.50    12/26/00  A                     12/26/00  12/20/10 Common   100,000  0        D
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Options             $0.81    01/03/01  A                     01/03/01  12/20/10 Common    10,000  0        D
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
Explanation of Responses:

(1) Acquisition of 187,500 shares of Common Stock of the Issuer by the Cronin Family Revocable Trust in consideration for the commitment to stay and forbearance under the Employment Agreement between the Issuer and Charles R. Cronin, Jr. by accepting said stock in lieu of the cash compensation due and payable under said agreement for the period October 16, 2001 to December 31, 2001.

(2) Mr. Cronin serves as attorney-in-fact and has an informal oral understanding with his daughters of majority age, Colleen Rene Cronin and Bonnie Lynn Cronin, that he has a right to repurchase their shareholdings in Issuer prior to the sale to a third party. Mr. Cronin presently serves as a guardian for Aileen Mary Cronin and has the shared right, with his spouse, to vote or dispose of such holdings. The reporting person disclaims beneficial ownership of the securities held by Colleen, Bonnie and Aileen, and the filing of this report is not an admission that the reporting person is the beneficial owner of these securities for purposes of Section 16 or for any other purpose.



/s/ Charles R. Cronin, Jr.                                   December 10, 2001
------------------------------------------------            --------------------
Charles R. Cronin, Jr., Individually, as                               Date
Co-Trustee of the Cronin Family Revocable Trust,
as Attorney-in-Fact for Colleen Rene Cronin and
Bonnie Lynn Cronin, and as guardian for
Mary Aileen Cronin

      ** Signature of Reporting Person

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

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